UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of August 2006

_________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                               Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:        Yes      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated August 7, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
By: /s/ Yu Qing Jing
Name: Yu Qing Jing
Title: Secretary

Dated: August 8, 2006

Exhibit No.	Description

1.	Press release, dated August 7, 2006.

EXHIBIT 1

August 07, 2006

Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

      JINPAN INTERNATIONAL LIMITED ANNOUNCED FIRST SIX MONTHS OF 2006 CONSOLIDATED FINANCIAL STATEMENT

Englewood Cliffs, NJ –August 07, 2006–JINPAN INTERNATIONAL LIMITED(AMEX SYMBOL: JST) today announced consolidated results for the first six months ended June 30, 2006.

FINANCIAL RESULTS FOR THE FIRST SIX MONTHS ENDED JUNE 30, 2006

        Sales. Net sales increased RMB 95.9 million or approximately 52.72% from RMB181.9 million for the first six months ended June 30, 2005 to RMB277.8 million for the first six months ended June 30, 2006. The increase in sales was primarily due to the continuing expansion of our customer base and raised the selling price to our customers due to higher materials cost.

        Cost of goods sold. Cost of goods sold increased RMB 77.5million or approximately 63.4% from RMB122.3 million for the six months ended June 30, 2005, to RMB199.8 million for six months ended June 30, 2006. Cost of goods sold as a percentage of sales increased by 4.71%, from 67.24% for the six months ended June 30, 2005, to 71.95% for the six months ended June 30, 2006. The increase was a result of worldwide price increases of raw materials associated with steel and copper during the year 2006.

        Gross Profit. Gross profit increased RMB 18.3 million or approximately 30.75% to RMB 77.9 million for six months ended June 30, 2006 from RMB 59.6 million for the six months ended June 30, 2005. As a percentage of sales, gross profit decrease from 32.76% to 28.05% for the six months ended June 30, 2006. This decrease also resulted from the aforementioned raw material price increase.

        Selling and Administrative. Selling and Administrative expenses increased RMB 5.6 million or approximately 14% from RMB 40.2 million for the six months ended June 30, 2005, to RMB 45.8 million for the six months ended June 30, 2006. As a percentage of sales, selling and administrative expenses decrease from 22.09% to 16.50% for the six months ended June 30, 2006. This was primary the result of cost control.

        Net Income. Net income increased RMB 8.8 million or approximately 69.37% from RMB12.76 million for the six months ended June 30, 2005 to RMB21.6 million for the six months ended June 30, 2006. As a percentage of sales, net income increase from 7.02 % in the six months ended June 30, 2005, to 7.78% for the six months ended June 30, 2006.

        Earning Per Share. Basic earning per share increased RMB1.33 or approximately 68% from RMB1.97 for the six months ended June 30, 2005 to RMB3.30 for the six months ended June 30, 2006.

        The company had US$ 5 million in cash or cash equivalent, current liabilities of US$18.7 million and shareholders equity US $34.45 million.

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of June 30, 2006

	June 30,
	2006	2006	2005
	US$	RMB	RMB
	In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	5,174	41,372	26,142
Accounts receivable, net	25,178	201,315	168,197
Inventories	15,009	120,002	96,658
Prepaid expenses	2,848	22,769	20,187
Other receivables	920	7,354	7,523

Total current assets	49,129	392,812	318,707
Property, plant and equipment, net	4,182	33,437	34,904
Construction in progress	714	5,710	1,411
Deferred tax assets	104	836	707

Total assets	54,129	432,795	355,729

Liabilities and Shareholders' Equity
Current liabilities:
Short term bank loans	2,448	19,569	22,745
Accounts payable	2,072	16,563	20,475
Income tax	356	2,850
Advance from customers	5,260	42,058	9,887
Other Payable	8,598	68,748	59,589

Total current liabilities	18,734	149,788	112,696
Minority interest	939	7,505	8,534
Commitments	-	-
Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 6,791,246 in 2006
and 6,708,946 in 2005	60	510	498
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2006
and 2005, 6% p.a	-	2	2
Additional paid-in capital	10,767	89,074	87,515
Reserves	2,647	21,870	20,222
Retained earnings	21,292	171,046	132,984
Accumulated other comprehensive income	513	(221)	70

	35,279	282,281	241,291
Less: Treasure shares at cost, common stock-212,470 in 2005 and 184,270 in 2004	(823)	(6,779)	(6,792)

Total shareholders' equity	34,456	275,502	234,499

Total liabilities and shareholders' equity	54,129	432,795	355,729

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income
For the Six Months Ended June 30, 2006

	Six Months Ended June 30,
	2006	2006	2005
	US$	RMB	RMB
	(In thousands, except per share data)
Net sales	34,580	277,793	181,901
Other income	9	69	474

	34,589	277,862	182,375
Costs and expenses:
Cost of products sold	(24,881)	(199,872)	(122,305)
Selling and administrative	(5,705)	(45,830)	(40,184)
Interest expenses	(156)	(1,254)	(883)

	(30,742)	(246,956)	(163,372)

Income before income taxes	3,847	30,906	19,003
Income taxes	(620)	(4,978)	(3,450)

Income before minority interest	3,227	25,928	15,553
Minority interest	(536)	(4,305)	(2,786)

Net income	2,691	21,623	12,767

Earnings per share
-Basic	US$0.41	RMB3.30	RMB1.97

-Diluted	US$0.40	RMB3.25	RMB1.92

Weighted average number of shares
-Basic	6,549,144	6,549,144	6,498,178
-Diluted	6,651,166	6,651,166	6,663,305

Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for power distribution equipment in the People’s Republic of China. The Company is one of the largest manufacturers and distributor of cast coil transformers in China. Jinpan obtained International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain this Standard. In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.